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EXHIBIT 21.1

SUBSIDIARIES OF PAYPAL, INC.

    The following entities are wholly owned subsidiaries of PayPal, Inc.: Confinity, Inc., a California corporation; PayPal Asset Management, Inc., a Delaware corporation and PayPal (Europe) Ltd., a United Kingdom company.

    As of September 20, 2001, PayPal, Inc. owned 48.1% of the ownership interest in PayPal Funds, a Delaware business trust.

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SUBSIDIARIES OF PAYPAL, INC.